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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
            _________________________________________


                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934


                  Hudson Chartered Bancorp, Inc.
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                         (Name of Issuer)



            Common Stock, par value $0.80 per share
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                  (Title of Class of Securities)


                            443678 10 7
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                          (CUSIP Number)


                         Peter Van Kleeck
              President and Chief Executive Officer
                      Progressive Bank, Inc.
                          1301 Route 52
                     Fishkill, New York 12524
                         (914) 897-7400
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         December 16, 1997
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       (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box: [ ]
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CUSIP NO.  443678 10 7                         Page 2 of 8 Pages

1.     NAME OF REPORTING PERSON:  Progressive Bank, Inc.
       IRS IDENTIFICATION NO.OF ABOVE PERSON:   14-1682661

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [   ]
          (b)  [   ]

3.     SEC USE ONLY:



4.     SOURCES OF FUNDS:  WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E):  [   ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF          7.     SOLE VOTING POWER:  0
SHARES
BENEFICIALLY       8.     SHARED VOTING POWER:  0
OWNED BY
EACH               9.     SOLE DISPOSITIVE POWER:  0
REPORTING
PERSON WITH       10.     SHARED DISPOSITIVE POWER:  0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:
        1,415,250 shares (all subject to an option to purchase only upon the occurrence of certain specified events). The shares may be deemed beneficially owned pursuant to Rule 13d-3(d)(i).

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:  [   ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        16.66% (giving effect to the issuance of all 1,415,250 shares subject to the option)

14.     TYPE OF REPORTING PERSON:  CO

                     Page 2 of 9 Pages
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ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value
$0.80 per share (the "Common Stock"), of Hudson Chartered
Bancorp, Inc. ("Issuer"), a New York corporation. The principal executive office of Issuer is located at Route 55, LaGrangeville, New York 12540.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Progressive Bank, Inc. (hereinafter referred to as the "Reporting Person"), a New York corporation. The Reporting Person is a bank holding company owning all of the outstanding capital stock of Pawling Savings Bank (the "Bank"). The Reporting Person's business has consisted primarily of the business of the Bank. The Bank is a New York chartered savings bank. The principal office of the Reporting Person is located at 1301 Route 52, Fishkill, New York 12524. A list containing the name, business or residential address, present principal occupation or employment, citizenship and certain other information regarding each director and executive officer of the Reporting Person is filed as Schedule 1 hereto and incorporated herein by reference. During the past five years, neither the Reporting Person nor any person listed in Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order either enjoining future violations of (or prohibiting or mandating activities subject to) federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Effective December 16, 1997, the Reporting Person and Issuer entered into an Agreement and Plan of Reorganization and related Plan of Merger (the "Merger Agreement") filed as Exhibit A hereto. As a condition to, and in consideration of, the Reporting Person's execution of the Merger Agreement, the Reporting Person and Issuer entered into a Stock Option Agreement filed hereto as Exhibit B (the "Option Agreement"), pursuant to which Issuer granted to the Reporting Person a transferable option (the "Option") to purchase, on the terms and conditions expressed therein and upon the occurrence of certain triggering events, an aggregate of up to 1,415,250 shares of the Common Stock, representing 19.9% of the outstanding Common Stock without giving effect to such Option, at a price of $21.75 per share. If the Reporting Person were to purchase all of the shares of the Common Stock subject to the Stock Option Agreement, the aggregate purchase price of such Common Stock
would be $30,781,687.50.   It is anticipated that the funds
necessary to purchase the Common Stock pursuant to the Stock Option Agreement, if so desired, would be provided by the working capital of the Reporting Person or its principal subsidiary.
                   Page 3 of 9 Pages
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ITEM 4.   PURPOSE OF TRANSACTION.

     Under the Merger Agreement, subject to certain terms and conditions stated therein, including, among others, receipt of all necessary regulatory approvals and approval by the shareholders of the Reporting Person and Issuer, the Reporting Person and Issuer will be merged together (the "Merger") and thereafter operated under the name of Premier National Bancorp, Inc. (the "Resulting Company").

     The Option can be exercised, subject to compliance with applicable provisions of law and the receipt of any necessary regulatory approvals, at any time prior to the termination of the Stock Option Agreement upon the occurrence of a Purchase Event (as such term is defined in the Stock Option Agreement). In addition, upon the occurrence of a Repurchase Event (as such term is defined in the Stock Option Agreement) prior to termination of the Stock Option Agreement, the Reporting Person can require Issuer to repurchase the Option together with any shares of Issuer Common Stock purchased pursuant thereto at the price specified in the Stock Option Agreement.

     The Option is not presently exercisable or transferable and, accordingly, the Reporting Person has no present plan or proposal to purchase the Common Stock through the exercise of the Option. If the Option becomes exercisable as a result of the occurrence of a Purchase Event, the Reporting Person will evaluate the facts and circumstances then existing in order to determine when, if at all, it will purchase any shares of the Common Stock pursuant to the exercise of the Option.

     Following consummation of the Merger, the Board of Directors of the Resulting Company shall consist of 20 members, one-half of whom shall be selected by the Board of Directors of the Reporting Person and one-half of whom shall be selected by the Board of Directors of Issuer, in each case prior to the effective date of the Merger. The Chairman of the Board and President and Chief Executive Officer of the Resulting Company following the consummation of the Merger shall be as set forth in the Merger Agreement.

     The Common Stock is registered pursuant to Section 12 (g) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"). Premier National Bancorp, Inc. will be the surviving corporation of the Merger, and there are no plans to deregister the Common Stock.

     The preceding discussion of the proposed Merger, the Merger Agreement and the Stock Option Agreement is qualified in its entirety by reference to the full text of such documents, which are filed as exhibits hereto and are incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person may be deemed the beneficial owner
(pursuant to Rule 13d-3(d)(i) under the Exchange Act) of
1,415,250 shares of the Common Stock which the Reporting Person has the option to purchase pursuant to the terms and subject to the conditions contained in the

                   Page 4 of 9 Pages
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Stock Option Agreement.  Such shares represent approximately
19.9% of the outstanding shares of the Common Stock, without giving effect to shares subject to the Option. Prior to the execution of the Stock Option Agreement, the Reporting Person has not been involved in any transaction concerning the Common Stock.

     No person has the power to vote or to direct the vote, or to dispose or to direct the disposition, of the shares of the Common Stock subject to the Stock Option Agreement and which the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3(d)(i) under the Exchange Act. None of the directors or executive officers listed in Schedule 1 hereto beneficially owns any shares of the Common Stock, except that Peter Van Kleeck beneficially owns 300 shares of Common Stock, and George
M. Coulter beneficially owns 3,630 shares of Common Stock through his IRA account.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the execution of the Merger Agreement, the Reporting Person entered into a letter agreement with each of the directors of Issuer, pursuant to which the directors agreed, in their capacities as stockholders of Issuer, to vote or cause to be voted all of the shares of the Common Stock owned or controlled by such individuals as of the record date for the meeting of stockholders at which Issuer's stockholders will vote on the Merger in favor of the Merger. The directors have further agreed not to transfer any ownership of their shares of the Common Stock unless Issuer's shareholders have voted to approve the Merger Agreement or until the Merger Agreement has been terminated. The directors of the Reporting Person have entered into similar voting agreements with Issuer.

     The preceding discussion of the voting agreements is qualified in its entirety by reference to the full text of such agreements, the form of which is filed as Exhibit C hereto and incorporated by reference herein.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

   Exhibit A   Agreement and Plan of Reorganization and
               related Plan of Merger both dated as of
               December 16, 1997 by and among Hudson
               Chartered Bancorp, Inc. and Progressive Bank,
               Inc., excluding all schedules and other
               exhibits, is hereby incorporated as an exhibit hereto by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Reporting
               Person, dated December 16, 1997 (Securities and Exchange Commission File Number 0-15025)
               (the "Form 8-K").

   Exhibit B   Stock Option Agreement, dated as of December
               16, 1997, between Hudson Bancorp, Inc. (as
               Issuer) and the Reporting Person is hereby incorporated as an exhibit hereto by reference to Exhibit 10.2 to the Form 8-K.

                  Page 5 of 9 Pages
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   Exhibit C   Forms of Letter Agreement between the
               Reporting Person's directors and Hudson
               Chartered Bancorp, Inc. and Hudson Chartered
               Bancorp's directors and the Reporting Person is hereby incorporated as an exhibit hereto by reference to Exhibits 10.3 and 10.4 to the Form 8-K.

   Schedule 1 Information regarding directors and executive officers of Progressive Bank, Inc.

                  Page 6 of 9 Pages
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                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 24, 1997      PROGRESSIVE BANK, INC.

                             By:  /s/ Peter Van Kleeck
                                 ---------------------
                                 Peter Van Kleeck
                                 President and Chief
                                 Executive Officer

                      Page 7 of 9 Pages
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                      SCHEDULE 1

     The business address for each of the following directors and executive officers of the Reporting Person is 1301 Route 52, Fishkill, New York 12524 and all are U.S. citizens.


EXECUTIVE OFFICERS:

                                                                 Name and address where
Name                      Principal occupation             principal occupation is conducted
----                      --------------------             ---------------------------------
Elizabeth P. Allen        Chairman of the Board,           Peale Center for Christian
                          Pawling Savings Bank;            Living 66 East Main Street
                          Director of Guideposts,          Pawling, NY 12564
                          Inc.

Thomas C. Aposporos       Chairman of the Board,           Aposporos & Son
                          Progressive Bank, Inc.;          181 Church Street, Suite 101
                          Principal, Aposporos and         Poughkeepsie, NY 12601
                          Son, licensed real estate
                          brokers

George M. Coulter         Private practice of              36 Coulter Avenue
                          dentistry                        Pawling, NY 12564

Richard T. Hazzard        President, Lyman A.              P.O. Box 356, South Street
                          Beecher, Inc., d/b/a             Patterson, NY 12563
                          Beecher Funeral Home and
                          Dwyer Funeral Home

Richard Novik             President of Clear               3850 Route 82
                          Channel Communications           Amcramdale, NY 12503
                          International

John J. Page              President of H.G. Page &         H.G. Page & Sons
                          Sons, Inc., building             304 Manchester Road
                          material supplier; Owner,        Poughkeepsie, NY 12603
                          John Page Development
                          Company, property
                          development/ management

Archibald A. Smith, III   Headmaster, Trinity              Trinity Pawling School
                          Pawling School, an               300 Route 22
                          independent boys college         Pawling, NY 12564
                          preparatory school

Roger W. Smith            President, Pawling               Pawling Corporation
                          Corporation, manufacturer        157 Charles Colman Boulevard
                          of rubber and plastic            Pawling, NY 12564
                          products

                                 Page 8 of 9 Pages
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
                                                                 Name and address where
Name                      Principal occupation             principal occupation is conducted
----                      --------------------             ---------------------------------

David A. Swinden          Executive Vice President         Imperial Schrade
                          of Imperial Schrade              7 Schrade Court, P.O. Box 7000
                          Corp., manufacturer of           Ellenville, NY 12428
                          cutlery and hand tools

Peter Van Kleeck          President and Chief              1301 Route 52
                          Executive Officer of             P.O. Box 7000
                          Progressive Bank, Inc.;          Fishkill, NY 12524
                          President and Chief
                          Executive Officer of
                          Pawling Savings Bank

Robert Apple              Vice President of                1301 Route 52
                          Progressive Bank, Inc.           P.O. Box 7000
                                                           Fishkill, NY 12524

Robert Gabrielsen         Treasurer of Progressive         1301 Route 52
                          Bank, Inc.                       P.O. Box 7000
                                                           Fishkill, NY 12524

                          Page 9 of 9 Pages